Exhibit 12.1

Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009(1)
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$147,875	$129,713	$38,049	$8,303	$(37,457)
Fixed charges	402,142	521,341	622,615	742,012	1,184,498
Earnings available for fixed charges	550,017	651,054	660,664	750,315	1,147,041

Fixed charges
Interest expense	401,437	520,619	621,916	741,312	1,183,808
Interest portion of net rent expense(2)	705	722	699	700	690
Total fixed charges	$402,142	$521,341	$622,615	$742,012	$1,184,498

Ratio of earnings to fixed charges	1.37	1.25	1.06	1.01	0.97
Notes:
(1) Earnings were inadequate to cover fixed charges by approximately $37.4 million for the year ended December 31, 2009.
(2) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.